UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A

For the Annual Period Ended December 31, 2021

ARMM INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11320

Nevada

(State or other jurisdiction of incorporation or organization)

36-4959521

(I.R.S. Employer Identification No.)

5 Cowboys Way, Suite 300

Frisco, Texas 75034

(Address of principal executive offices)

972-464-1904

Issuer’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

CERTAIN STATEMENTS CONTAINED IN THIS ANNUAL REPORT ON FORM 1-K CONSTITUTE "FORWARD-LOOKING STATEMENTS.” THESE STATEMENTS, IDENTIFIED BY WORDS SUCH AS “PLAN,” "ANTICIPATE,” "BELIEVE,” "ESTIMATE,” "SHOULD,” "EXPECT" AND SIMILAR EXPRESSIONS INCLUDE THE COMPANY’S EXPECTATIONS AND OBJECTIVES REGARDING THE COMPANY’S FUTURE FINANCIAL POSITION, OPERATING RESULTS AND BUSINESS STRATEGY. THESE STATEMENTS REFLECT THE CURRENT VIEWS OF MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE COMPANY’S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY EXPRESSLY DISCLAIMS ANY INTENTION TO UPDATE ANY FORWARD-LOOKING INFORMATION CONTAINED IN THIS REPORT UNLESS REQUIRED BY LAW TO DO SO.

Item 1.	Business

Company Overview

Armm Inc. (the “Company” or “Armm”) was incorporated in the State of Nevada on September 20, 2018 under the name Veritransfer Inc. On June 29, 2021, the Company changed its name to Armm, Inc. The Company is headquartered in Frisco, Texas, and its principal operations are located in Frisco, Texas. We have developed a firearms lifestyle platform, comprised of an application that is a secure, private, software solution to promote safer gun culture that is apolitical in nature and looks to fill a demand for gun owners to more responsibly own firearms. The platform including the application or app is currently available in the App Store and Google Play.

Our Products

The Company has developed a firearms lifestyle platform that is focused on Self Reliance, while impactfully addressing the exponential growth of first-time gun owners, and dually filling the educational void in an apolitical way via Safety & Training modules within the app and platform. Through emerging technologies, they empower citizens to manage all aspects of their passion-driven lifestyle in a secure and seamless manner. The app is accessible to users and is based on Skylab Apps Inc.’s privately owned platform technology which includes a network of privately hosted servers.

As part of the platform, the app can be downloaded from the Apple iTunes or Google Play Stores.

Key features include:

•	Educational focused firearms safety & training modules via the ARMM Academy

•	Original Digital Content for Gun Enthusiasts

•	Social Communities & Activities

•	Customized Firearms Insurance products

•	Apparel & Accessories

•	Access to updated Federal and State Rules & Regulations

•	Unique Incentive and Rewards Program

•	Records for insurance and theft claims

Our Mission

Armm is laser focused on promoting responsible gun ownership practices by creating a safer, more positive and inclusive gun culture. The company empowers you to continue your evolution of personal development as an outdoor enthusiast via a focus on Self Reliance. Armm encourages outdoor enthusiasts to challenge yourself while pursuing your passion-driven lifestyle with like-minded individuals. Through our digital platform we want to help individuals to more responsibly ensure proper, legal and safe gun ownership. Individual privacy matters, but so does the care, protection, and well-being of our communities.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

A.	Operating Results Overview

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The Company generated no revenues in the years ended December 31, 2021 (“Fiscal 2021”) and December 31, 2020 (“Fiscal 2020”). We incurred a net loss totaling $2,408,778 for Fiscal 2021 and $1,377,982 Fiscal 2020, respectively. After recording a deferred income tax benefit of $184,118 for Fiscal 2021, the net loss amounted to $2,224,660.

Total operating expenses consist of consulting services, filing services, legal and professional services, marketing, research and development costs, write-off of a subscription receivable, office and other, travel and general and administrative expenses. Operating expenses totaled $2,431,000 in Fiscal 2021, compared to $1,403,934 in Fiscal 2020, an increase of $1,027,066 or 73%. This increase was primarily due to an increase of $178,781in marketing expenses, $670,171 in consulting services, $53,943 in filing services, $98,628 in research and development expenses, $21,230 in office and other expenses, and a write-off of a subscription receivable of $18,998, offset by a decrease of $13,373 in legal and professional services, $6,947 in travel, $4,867 in rent and no impairment of trademarks expensed in Fiscal 2020.

Research and development expenses relating to the commercialization of the Armm app totaled $130,926 in Fiscal 2021, compared to $32,298 in Fiscal 2020, an increase of 98,628 or 305%.

As mentioned above, marketing expenses of $530,218 for Fiscal 2021 were associated with marketing the Company’s app to attract viewers and subscribers and raising capital under its Reg A Offering circular filed with the SEC in November 2020.

Consulting services increased from $756,715 in Fiscal 2020 to $1,426,886 in Fiscal 2021 or 88.6%. This increase was largely driven by engaging consultants to provide market research and product development. Stock-based awards awarded to key employees and consultants in the form of shares and options are recognized in consulting services in the Statement of Operations.

Other expense (income) consisted of a gain from the forgiveness of an accounts payable of $45,000, interest expense of $18,609 and a foreign exchange loss in the amount of $4,169 in Fiscal 2021, compared to $1,790 in Fiscal 2020 an increase of $2,379. This increase was primarily due to changes in foreign exchange rates over the year. See “—Liquidity and Capital Resources – Indebtedness.”

A deferred income tax benefit in the amount of $184,118 was recorded resulting in a Net loss for the year of $2,224,660.

B.	Liquidity and Capital Resources

As of April 29, 2022, the Company had $293,587 in cash and cash equivalents on hand. Since inception, the Company has relied on the advances from shareholders and directors in the form of debt financing and the sale of stock. We had net cash of $149,977 at December 31, 2021.

At December 31, 2021, the Company had not yet achieved profitable operations, had an accumulated deficit of $5,063,922 since inception and expects to incur further losses in the development of its business, all of which casts substantial doubt upon the Company’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

During the year ended December 31, 2021, operating activities used $1,028,770 of cash primarily due to the net loss for the year.

Cash provided by financing activities during the year ended December 31, 2021 was $1,177,072 related to proceeds of the sale of stock, a related party loan and the exercise of stock options and performance warrants. Since inception, our capital needs have primarily been met by issuance of shares.

C.	Plan of Operations

Our plan of operation for the 12 months ended December 31, 2022 is as follows:

Armm has recently launched its firearms lifestyle platform, and consumer facing mobile application in the App Store and Google Play. The Company will have the following key performance indicators: number of users, and revenues from subscriptions, advertising, sponsorships, and corporate partnerships.

Armm has signed an Enterprise Plan Platform Services Agreement with Skylab Apps Inc., based in Dallas, Texas and has completed the software development for the Company’s final phase of commercialization (“Final Phase”).

Skylab Apps will continue to manage the technology platform and the app’s development upon the completion of the final phase of commercialization, which has been completed. Armm will be regularly involved in the direction and guidance of the application’s development, as required.

Once the application starts to amass a user base of up to 1,000,000, the Company will be seeking to build upon product and service features desired by the Company’s users, and we intend to improve the product offering and customer experience, including but not limited to, enhancing features, improving functionality and implementing new technologies

D.	Trend Information

According to the National Shooting Sports Foundation (NSS), U.S. gun sales in the first seven months of 2021 surged 13% to 25,125,896 from the same seven months last year. This makes it the largest first seven months of the year figure since sales were first recorded in 1998. Sales of guns in the United States rose 40% last year to 39,695,315 -- setting yet another high-water mark in annual gun sales since the current record keeping system went into effect. Growing civil unrest may have prompted people to buy guns for personal and family protection, many social scientists have posited, although this remains a matter of debate. Another theory is that chaos brought on by the COVID-19 pandemic was a major cause. This has created a need and void in the market for virtual safety and training modules to address the surge in first time gun buyers.

Democrat control of the White House and Congress will inevitably bring more stringent regulation of firearms as President Biden plans to implement new regulation including:

a.	Universal background check legislation for all gun sales;
b.	Regulating the possession of existing assault weapons under the National Firearms Act;
c.	Creating a program to ensure individuals who become prohibited from possessing firearms relinquish their weapons.

Historically any regulation of firearms has equated to a robust market for firearms sales.

We believe that the continued impact of COVID-19 coupled with record unemployment in the U.S. will likely favor the success of the application. However, the extent to which COVID-19 continues to affect the economy generally and our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

The Company also believes that the growing engagement of smartphone users will favor the success of our mobile application. With urbanization and global technology advancements, more than 6.4 billion people are using mobile phones. There are 4.54 billion people around the world using the internet, of which there are 3.5 billion social media users worldwide in January 2021 as reported in the Digital 2021 Global Overview Report (PwC Global Entertainment & Media Outlook 2019-2023). The Digital 2021 Global Overview report further indicates that the average internet user now spends 6 hours and 43 minutes online each day of which 3.7 hours are spent using social media and communications apps over mobile phones each day.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

G.	Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 3.	Directors, Executive Officers and Significant Employees

The company’s officers and directors are as follows. The company does not currently employ any “significant employees” as defined by the Commission.

Name	Position	Age	Term of Office	Approximate hours per week
Executive Officers:
Mark Lawson	President and Co-Founder	49	September 20, 2018 to present	Full-time/40 hours
Ralph Proceviat	CFO	71	June 21, 2020 to present	Part-time/20 hours
Directors:
Mark Lawson	Director	49	September 20, 2018 to present
Nico Civelli	Director	45	September 20, 2018 to present
Karla Rivera	Director	41	April 21, 2022 to present

Mark Lawson, President and Director

Mr. Mark Lawson is a private equity and investment banking executive with over 20 years of experience in Canada and the United States, and in the emerging markets. A capitalist with a conscience, his core competencies include M&A execution, strategic advisory, and capital raising solutions within the technology and telecom, resource and healthcare sectors.

Since 2018, Mr. Lawson has been the President and Co-Founder of Armm Inc. which is the first known digital platform where individuals can responsibly ensure proper, compliant, safe gun ownership and transfers.

From 2008 to 2018 Mr. Lawson was the Managing Partner of Clermont Capital Partners, a Toronto based merchant bank and advisory firm focused on the technology, healthcare and energy sectors.

From 2004 to 2008 he was an investment banker with Morgan Stanley in New York where he was involved in the execution of over $6 billion worth of mergers and acquisitions, $8 billion worth of debt offerings and $500 million of equity financings in the technology, healthcare, energy, and media and telecom sectors. He is also currently a director of various publicly traded companies in including Cybin Inc. (NYSE-American), and Claren Energy Corp.

He received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada and his MBA from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson is a member of the Economic Club of New York, and is a Director of the Hugh and Ilene Lawson Charitable Organization.

Ralph Proceviat, CPA, CA, CFO

Mr. Proceviat is a C-Level executive strategic business advisor and financial professional (Chartered Professional Accountant/ Chartered Accountant - PWC Alumni) possessing a wide range of business experience with private and publicly traded companies spanning a number of industries including high tech, telecom, banking, software development, real estate, wholesale/retail distribution and entertainment. He serves and has served on the Boards of various private and public companies. Since May 2019, Mr. Proceviat has been the Co-Founder of the RAMP Executive Consulting Group, Inc. ("RAMP") which is a professional collaborative venture of 4 CPAs with over 100+ years of combined business and executive management experience spanning multiple industries. RAMP's key clients include game changing entrepreneurs, C-Level management teams, boards of directors and investors (angels, venture capital funds, investment bankers) of private and publicly traded companies.

From 2012 to the present, Mr. Proceviat also runs a consulting practice under his C-Suite-Consulting.com brand providing outsourced C-Level services (CEO, CFO, COO, CIO), business advisory, contract management and administration, compensation plan development, sales and marketing structuring, due diligence reviews, risk management services, exit preparation, enterprise resource plan selection and implementation, business plan development, capital raising, business process improvements and financial reporting and compliance to various clients in Canada and the US.

On November 18, 2019 Mr. Proceviat was appointed to the board of Izotropic Corporation, a publicly traded company on the Canadian Securities Exchange – CSE.

From 2009 to 2012, Mr. Proceviat was CFO and on the board of Nexaira Wireless Inc. and from 2001-2005 he was CEO and Chairman of ThrillTime Entertainment International Inc., both publicly traded companies. Mr. Proceviat is a member in good standing with the Chartered Professional Accountants of BC (CPABC) and holds a Bachelor of Commerce Degree in Management Information Systems from the University of British Columbia.

Nico Civelli, Director

Since 2018 Mr. Civelli has been a co-founder and Director of Armm Inc., and is based in Singapore, where he provides financial consultancy services to emerging companies in the technology, natural resources and renewable energy sectors. Since 2014 he has run Clarion Finance Pte Ltd, which is the Singapore branch of the Civelli family office. From 2010 to 2014 Mr. Civelli was the VP of Finance for Pacific LNG, which was acquired by Oil Search Ltd. for $900 million. Mr. Civelli also serves as a director of Callinex Mines Inc., listed on the TSX Venture Exchange. Mr. Civelli studied at the Universities of Zurich and St. Gallen in Switzerland before completing a Master’s Degree in Applied Finance with the University of Southern Queensland, Australia.

Karla Rivera, Director

Ms. Karla Rivera is the CEO and co-founder of American Tactical Defense (ATD) and works for Cisco Systems Inc., a multinational technology conglomerate corporation.  Her current role at Cisco involves the development of the vision, strategy, operations, and transformation of Cisco Systems $2 Billion software, product, and services revenue in its Americas Service Provider organization. Ms. Rivera is the chairwoman for Cisco’s largest Employee Resource Group, Americas Women of Cisco and is a thought leader and visionary in the technology industry for strategy and transformation and diversity, equity, and inclusion practices, with a focus on building diverse high-performing teams.    Ms. Rivera also serves as a board member on several non-profit boards and advocates for the underserved and underrepresented.

Ms. Rivera holds a Bachelor's in Journalism/Public Relations & Marketing from Oklahoma State University, a Master’s Degree in Strategic Business Management from Indiana Wesleyan University and is currently pursuing her Doctorate of Business Administration in Strategic Leadership.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we compensated our highest paid executive officers and directors as follows:

Name	Capacities in which compensation was received	Cash compensation* ($)	Other compensation** ($)	Total compensation ($)
Mark Lawson	President	$0	$500,000	$500,000
Ralph Proceviat	Chief Financial Officer	$69,000	$6,545	$75,545
Nico Civelli	Director	$0	$500,000	$500,000

*	Neither Mark Lawson nor Nico Civelli received or currently receives any cash compensation.

**	Relates to 250,000 stock options each granted to Mark Lawson and Nico Civelli at an exercise price of $2.00. 13,090 shares were issued in settlement of fees at a share price of $0.50 to Ralph Proceviat.

The Company does not pay any cash compensation to its directors in connection with their board service.

The Company entered into a fractional CFO and business advisory and financial services engagement with the RAMP Executive Consulting Group, Inc. and Ralph Proceviat on July 6, 2020. The term of the engagement was for one year and has been extended until December 31, 2022.

Mr. Proceviat’s fee structure is based upon a cap of 30 hours per month at an hourly rate of $200.00 or $6,000 per month. Any hours in excess of 30 hours per month are to be approved by the President and board of directors and may be paid in equity. Bonus and incentive compensation may be paid by the Company based upon Mr. Proceviat achieving specific objectives and savings accruing to the Company resulting from his leadership and involvement.

Employment Agreements

Other than noted above for the Chief Financial Officer, none of the other officers or directors have an employment agreement with us. We may enter into employment agreements with those or others in the future. A stock incentive program for our directors, executive officers, employees and key consultants has been established.

Board of Directors

Our board of directors currently consists of three directors. One of our directors, Karla Rivera, is “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future, but have not done so to date. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the Board of Directors.

Director Compensation

We currently do not pay our directors any compensation for their services as board members, with the exception of reimbursing for board related expenses. In the future, we may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Nevada law. The Bylaws state that the Company shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of the Company or such director or officer is or was serving at the request of the Company as a director, officer, partner, member, manager, trustee, employee or agent of another company or of a partnership, limited liability company, joint venture, trust or other enterprise.

The Company believes that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company also may secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our Bylaws permit such indemnification.

The Company may also enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, may provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

For additional information on indemnification and limitations on liability of our directors and officers, please review the Company’s Bylaws, which are attached to the Reg A Offering Circular dated November 9, 2020 filed with the SEC.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets out, as of the date of this Form 1-K, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of each class of the Company’s voting securities or having the right to acquire those securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Donald & Co ITF Commodus Corp. Olde Town Marina, 2nd Floor, Sandyport, Nassau, Bahamas	3,000,000	14.54%
Common Stock	Professional Trading Services S.A. Plaza Commercial San Fernando, First Floor, Panama City, Panama	3,295,000	15.96%
Common Stock	Mark Lawson Unit 2, 369 Ontario Street, Toronto, ON, Canada, M5A 2V8	1,150,000	4.32%
Common Stock	Nico Civelli 97 Robertson Quay, Rivergate, #21-10, Singapore 238257	932,560	5.28%
Common Stock	Ralph Proceviat 4717 Oaktree Court Burnaby, B.C. V5G 4K9	213,090	1.02%
Common Stock	Karla Rivera 28682 Paseo Bahia San Juan Capistrano California, CA 92675	50,000	.21%
Common Stock	All executive officers and directors as a group (4 people in group)	2,345,650	10.83%

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the above table possesses sole voting and investment power over their shares of Common Stock

Item 5.	Interest of Management and Others in Certain Transactions

The Company has entered into the following transactions in which the management or related persons have interest in outside of the ordinary course of our operations:

During the year ended December 31, 2021, management and consulting fees of $75,545 (2019 - $21,000) were charged by a company controlled by the CFO of the company. During the year ended December 31, 2021, management and consulting fees of $nil (2020 - $0) were charged by the President of the Company.

Due to related parties at December 31, 2021 are amounts owing to the President and CFO of the Company of $55,654 (2020 - $13,870). All amounts are non-interest bearing, unsecured and due on demand.

Item 6.	Other Information

None.

Item 7.	Financial Statements

Armm Inc. (formerly known as Veritransfer Inc.)

Financial Statements

December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of ARMM Inc. (formerly known as Veritransfer Inc.)

Opinion on the Financial Statements

We have audited the accompanying balance sheets of ARMM Inc. (formerly known as Veritransfer Inc.) (the "Company") as of December 31, 2021 and 2020, the related statements of operations, stockholders’ equity and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has accumulated losses since inception. This factor raised substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter is also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assure CPA, LLC

We have served as the Company's independent auditor since 2018.

Spokane, Washington

April 29, 2022

Armm Inc. (formerly known as Veritransfer Inc.)
Balance sheets

At December 31, 2021 and 2020

	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash	$149,977	$1,675
Prepaids	542,993	40,000
TOTAL CURRENT ASSETS	692,970	41,675

Intangible assets	580,923	580,923

TOTAL ASSETS	$1,273,893	$622,598

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$293,205	$404,730
Due to related parties	55,654	13,870
Related party interest payable	17,568	-
Related party loan	125,000	-
TOTAL CURRENT LIABILITIES	491,427	418,600

Commitment to issue common shares	250,000	-

TOTAL LIABILITIES	741,427	418,600

Commitments and contingencies (Note 5(e))

STOCKHOLDERS’ EQUITY
Preferred shares

Authorized: 100,000,000 common shares with $0.0001 par value Issued and outstanding: Nil (December 31, 2020 – Nil)	-	-
Common shares

Authorized: 100,000,000 common shares with $0.0001 par value Issued and outstanding: 19,492,955 (December 31, 2020 – 17,214,560)	1,948	1,723
Additional paid-in capital	5,594,440	3,098,035
Subscriptions receivable	-	(56,498)
Accumulated deficit	(5,063,922)	(2,839,262)

TOTAL STOCKHOLDERS’ EQUITY	532,466	203,998

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,273,893	$622,598

The accompanying notes are an integral part of these financial statements.

 Armm Inc. (formerly known as Veritransfer Inc.)

Statements of Operations

For the years ended December 31, 2021 and 2020

	2021	2020
OPERATING EXPENSES
Consulting services	$1,426,886	$756,715
Filing services	66,665	12,722
Insurance	27,904	-
Legal and professional services	178,679	192,052
Office and other	37,697	16,467
Marketing	530,218	351,437
Rent	3,397	8,264
Research and development	130,926	32,298
Travel	9,630	16,577
Impairment of trademarks	-	17,402
Write-off of subscriptions receivable	18,998	-
TOTAL OPERATING EXPENSES	(2,431,000)	(1,403,934)

OTHER (EXPENSE) INCOME
Forgiveness of advances due to AFX Networks, Inc.	-	27,742
Forgiveness of accounts payable	45,000	-
Foreign exchange loss	(4,169)	(1,790)
Interest expense	(18,609)	-

Net loss, before deferred income tax benefit	(2,408,778)	(1,377,982)
Deferred income tax benefit	184,118	-

NET LOSS	$(2,224,660)	$(1,377,982)
Net loss per share – basic and diluted	$(0.12)	$(0.09)

Weighted average number of shares outstanding – basic and diluted	17,948,335	15,127,360

The accompanying notes are an integral part of these financial statements.

Armm Inc. (formerly known as Veritransfer Inc.)

Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2021 and 2020

	Number of Common Shares	Amount	Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders’ Equity
Balance at December 31, 2019	12,967,000	$1,297	$1,301,849	$-	$(1,461,280)	$(158,134)

Issued during the year:
Shares issued pursuant to private placements, net of issue costs	1,707,560	172	952,448	(37,500)	-	915,120
Satisfaction of commitment to issue common shares	1,530,000	153	382,347	-	-	382,500
Shares issued for consulting services	260,000	26	64,974	-	-	65,000
Exercise of stock options	750,000	75	56,283	(18,998)	-	37,360
Share-based compensation-options	-	-	340,134	-	-	340,134
Net loss	-	-	-	-	(1,377,982)	(1,377,982)

Balance at December 31, 2020	17,214,560	$1,723	$3,098,035	$(56,498)	$(2,839,262)	$203,998

Issued during the year:
Shares issued pursuant to private placements, net of issue costs	260,053	23	489,549	37,500	-	527,072
Shares issued for consulting services	525,547	53	842,647	-	-	842,700
Shares issued for prepaid consulting services	392,795	39	785,551			785,590
Exercise of stock options	600,000	60	149,940	-	-	150,000
Exercise of warrants	500,000	50	124,950	-	-	125,000
Deferred income tax benefit	-	-	(184,118)			(184,118)
Write-off of subscriptions receivable	-	-		18,998	-	18,998
Share-based compensation - options	-	-	287,886	-	-	287,886
Net loss	-	-	-	-	(2,224,660)	(2,224,660)

Balance at December 31, 2021	19,492,955	$1,948	$5,594,440	$-	$(5,063,922)	$532,466

Armm Inc. (formerly known as Veritransfer Inc.)

Statement of Cash Flows

For the years ended December 31, 2021 and 2020

	2021	2020
OPERATING ACTIVITIES
Net loss	$(2,224,660)	$(1,377,982)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Share-based compensation - options	287,886	340,134
Shares issued for consulting services	842,700	65,000
Impairment of trademarks	-	17,402
Gain on forgiveness of accounts payable	(45,000)
Write-off of subscription receivable	18,998	-
Deferred income tax benefit	(184,118)	-
Gain on forgiveness of advances due to AFX Networks, Inc.	-	(27,742)
Change in operating assets and liabilities:
Prepaids	282,597	(37,062)
Accounts payable and accrued liabilities	(66,525)	243,392
Due to related parties	41,784	10,932
Related party interest payable	17,568	-

Cash flows used in operating activities	(1,028,770)	(765,926)

INVESTING ACTIVITIES
Intangible assets purchased	-	(207,440)

Cash flows used in investing activities	-	(207,440)

FINANCING ACTIVITIES
Proceeds from the issuance of common shares, net of issue costs	527,072	915,120
Proceeds from the exercise of stock options	150,000	37,360
Proceeds from exercise of warrants	125,000	-
Advances from AFX Networks, Inc.	-	1,661
Proceeds from commitment to issue common shares	250,000	-
Proceeds from related party loan	250,000	-
Payments on related party loan	(125,000)

Cash flows provided by financing activities	1,177,072	954,141

INCREASE (DECREASE) IN CASH	148,302	(19,225)

CASH, BEGINNING OF THE YEAR	1,675	20,900

CASH, END OF THE YEAR	$149,977	$1,675

Non-cash investing and financing activities:
Intangible assets purchased with accounts payable	$-	$150,003
Shares issued for commitment to issue common shares	-	$382,500
Prepaid consulting services acquired with common stock	$785,590	-

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

1.	NATURE OF BUSINESS AND BASIS OF PRESENTATION

Armm Inc. (formerly known as Veritransfer Inc.) (“the Company” or “Armm”) was incorporated in the State of Nevada on September 20, 2018. The Company was originally incorporated as Blockregistry Corp. (“Blockregistry”) in the British Virgin Islands on March 13, 2018. On October 10, 2018, the Company and Blockregistry entered into a technology acquisition agreement which transferred all assets to the Company.

On June 29, 2021, the Company changed its name from Veritransfer Inc. to Armm Inc.

The Company is headquartered in Frisco, Texas and its principal operations are located in Frisco, Texas. The Company has developed a firearms lifestyle platform that is focused on Self Reliance, while impactfully addressing the explosion of first time gun owners and filling the educational void in an apolitical way via safety and training modules with their application and platform. Through emerging technologies, they empower citizens to manage all aspects of their passion-driven lifestyle in a secure and seamless manner.

Going Concern

The accompanying financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. At December 31, 2021, the Company had not yet achieved profitable operations, had an accumulated deficit of $5,063,922 since inception and expects to incur further losses in the development of its business, all of which casts substantial doubt upon the Company’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, additional cash infusion.

Ongoing unfavorable economic conditions worldwide due to the COVID-19 pandemic have led to a low level of liquidity in many financial markets and extreme volatility in the credit and equity markets available to the Company. The Company has obtained funds from both related and unrelated parties since its inception. Management believes this funding will continue and is also actively seeking new investors. Management believes the existing shareholders and prospective new investors will provide the additional cash needed to meet the Company’s obligations as they become due and will allow the development of its core business.

The Company plans to raise capital through the issuance of equity and/or debt financing. There is no assurance that the Company will be successful in securing additional capital. If the Company is unable to achieve projected operating results and/or obtain additional financing, management will be required to curtail growth plans and reduce development activities, and this will have a material adverse effect on its business and continuance as a going concern.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include the estimated lives of intangible assets, share based compensation, and valuation of deferred income tax assets.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of purchase to be cash equivalents.

Intangible Assets

The Company accounts for intangible assets in accordance with ASC 350, Intangibles – Goodwill and Other Intangibles. Intangible assets that have finite lives will be amortized using the straight-line method over their estimated useful lives. In particular, software development costs are accounted for in accordance with ASC 350-40, Intangibles – Goodwill and Other, Internal-Use Software. Software development costs are capitalized when technological feasibility and marketability of the related product has been established. On December 1, 2018, the Company established technological feasibility upon successful completion and testing of the Company’s first working product pilot. Capitalized software costs will be amortized on a product-by-product basis over five years, beginning when the product is available for general release to customers. The Company also has pending patents included in its intangible assets. The pending patents will be amortized over 20 years when the final patents are granted.

Intangible assets with definite lives are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an intangible asset is measured by comparing the carrying amount of the asset to its fair value. If the future value of the asset is lower than its carrying value, the Company recognizes an impairment loss for the amount by which the carrying value of the asset exceeds the related estimated fair value. Intangible assets with indefinite lives are reviewed for impairment annually.

Research and Development Costs

Internal costs relating to research and development costs incurred for new software products and enhancements to existing products, other than certain software development costs that qualify for capitalization, are expensed as incurred. The Company engages in a variety of research and development activities and continues to invest to improve and upgrade its internally developed software. Patent applications and related professional fees are capitalized as intangible assets. Consumer research is excluded from research and development costs and included in marketing and consulting expenses.

Earnings (Loss) Per Share

The Company computes net loss per share in accordance with ASC 260, Earnings per Share. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. The basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. For the year ended December 31, 2021, net loss per share excludes 2,475,000 (2020 – 3,300,000) potentially dilutive common shares related to outstanding options and warrants as their effect was anti-dilutive.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to Financial Statements

For the years ended December 31, 2021 and 2020

Fair Value Measurements

The carrying value of cash and cash equivalents and related party loan approximate their fair value due to the immediate or short-term maturity of the instruments. The fair value hierarchy under US GAAP is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 -	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 -	observable inputs other than Level I, quoted prices for similar assets or liabilities in active prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 -	assets and liabilities whose significant value drivers are unobservable by little or no market activity and that are significant to the fair value of the assets or liabilities.

The estimated fair value of the Company's common shares is estimated based on recent sales of common shares for cash.

The Company does not have assets or liabilities measured at fair value on a recurring basis.

Foreign Currency

The functional currency of the Company’s operations is the US dollar. Monetary assets and liabilities denominated in foreign currencies are adjusted using the exchange rate prevailing at the balance sheet date and non-monetary items are adjusted at exchange rates prevailing when the assets were acquired, or obligations incurred. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of net income (loss).

Income Taxes

The Company accounts for income taxes using the liability method. The liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company has adopted the provisions of FASB ASC 740, Income Taxes, regarding accounting for uncertainty in income taxes. The Company initially recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. Application requires numerous estimates based on available information. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, and its recognized tax positions and tax benefits may not accurately anticipate actual outcomes. As additional information is obtained, there may be a need to periodically adjust the recognized tax positions and tax benefits. These periodic adjustments may have a material impact on the statements of operations. When applicable, the Company classifies penalties and interest associated with uncertain tax positions as a component of income tax expense in its statements of operations.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to Financial Statements

For the years ended December 31, 2021 and 2020

Share-based Compensation

The Company accounts for share-based compensation in accordance with the provisions of ASC 718, Stock Compensation, which establishes the accounting for share-based awards and the inclusion of their fair value in net income (loss) in the respective periods the awards vest. Consistent with the provisions of ASC 718, the Company estimates the fair value of stock options and warrants using the Black-Scholes option-pricing model at the date of the grant. Fair value is estimated on the date of grant and is then recognized as expense in the statement of operations over the requisite service period (generally the vesting period). Management estimates the fair value of its common stock for purpose of calculating share-based awards using information from recent sale prices of its common stock to third parties.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on reported losses, total assets, total liabilities, stockholders’ equity, or cash flows as previously reported.

New Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-06 Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. The update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years and with early adoption permitted. Management is evaluating the impact of this update on the Company’s financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

3.	INTANGIBLE ASSETS

At December 31, 2021, the Company owns intangible assets which includes patents pending and software development costs. The software application was developed internally. At December 31, 2021 and 2020, the total capitalized intangible assets were as follows:

	December 31, 2021	December 31, 2020
Patents pending	$11,591	$11,591
Internally developed software	569,332	569,332

Total intangible assets	$580,923	$580,923

Registered trademarks are indefinite life intangible assets. During the year ended December 31, 2020, the trademarks were written down to $nil, and a charge to operations of $17,402 was recognized, as the Company changed its name during 2021. Patents are definite life intangible assets with an estimated useful life of 20 years. Internally developed software assets are definite life intangible assets with an estimated useful life of five years. As none of the intangible assets are yet placed in service, no amortization has been recognized.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to Financial Statements

For the years ended December 31, 2021 and 2020

4.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021 and 2020, the Company had the following related party transactions and balances:

During the year ended December 31, 2021, professional fees of $69,000 (2020 - $21,000) were charged by a company controlled by the Chief Financial Officer (“CFO”) of the Company.

Due to related parties at December 31, 2021 are amounts owing to the President and to the CFO of the Company of $55,654 (December 31, 2020 - $13,870). All amounts are non-interest bearing, unsecured and due on demand.

On January 15, 2021, the Company entered into a Shareholder Loan Agreement for $250,000 with a company controlled by a director of the Company. The loan is unsecured, bears interest at 10% per annum and had a maturity date of June 30, 2021, which was extended to June 30, 2022. During the year ended December 31, 2021, $125,000 of the loan was repaid and interest of $17,568 was expensed. At December 31, 2021, the balance of the loan was $125,000 and interest payable on the loan was $17,568.

Additional related party transactions are disclosed in Notes 5 and 7.

5.	STOCKHOLDERS’ EQUITY

a)	Authorized:

Preferred Shares

The Company is authorized to issue 100,000,000 preferred shares with a par value of $0.0001 per share. No preferred shares were issued and outstanding at December 31, 2021 (2020 – nil).

Common Shares

The Company is authorized to issue 100,000,000 shares of common shares with a par value of $0.0001 per share. At December 31, 2021, 19,492,955 common shares (2021 – 17,214,560) were issued and outstanding.

b)	Share Transactions:

During the year ended December 31, 2021, the Company completed the following share transactions:

i)	On January 1, 2021, the Company committed to issue 15,400 common shares to a related party for $7,700 of services provided. On November 26, 2021, the Company issued the 15,400 common shares.

ii)	On May 28, 2021, the Company issued 80,000 common shares at $2.00 per share for gross proceeds of $160,000.

iii)	On June 11, 2021, the Company issued the 50,000 common shares at $2.00 per share for gross proceeds of $100,000.

iv)	On August 12, 2021, 500,000 performance warrants were exercised at $0.25 per share for gross proceeds of $125,000.

v)	On August 12, 2021, the Company issued 17,500 common shares at $2.00 per share for gross proceeds of $35,000.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to Financial Statements

For the years ended December 31, 2021 and 2020

vi)	On August 12, 2021, the Company issued 92,500 common shares to a consultant for services rendered. The fair value of the common shares of $185,000 was recognized as consulting expense.

vii)	On September 17, 2021, the Company issued 50,000 common shares at $2.00 per share for gross proceeds of $100,000.

viii)	On October 6, 2021, the Company issued 52,553 common shares at $2.00 per share for gross proceeds of $105,106.

ix)	On October 22, 2021, the Company issued 392,795 common shares to a consultant for prepayment of marketing services. The fair value of the common shares of $785,590 was recognized as a prepaid asset and is being expensed over the marketing service period. At December 31, 2021, the remaining balance of the prepaid asset was $523,727.

x)	On October 22, 2021, the Company issued 300,000 common shares to a consultant for services rendered. The fair value of the common shares of $600,000 was recognized as consulting expense during 2021.

xi)	On October 22, 2021, the Company issued 117,647 common shares as settlement of accounts payable of $50,000.

xii)	On November 22, 2021, the Company issued 10,000 common shares at $2.00 per share for gross proceeds of $20,000.

xiii)	On August 12, 2021, 600,000 stock options were exercised at $0.25 for gross proceeds of $150,000.

The Company incurred share issuance costs of $30,534 in respect of the share transactions during the year ended December 31, 2021.

During the year ended December 31, 2021, the Company collected stock subscriptions receivable of 37,500 and wrote off stock subscriptions receivable of $18,998.

During the year ended December 31, 2020, the Company completed the following share transactions:

i)	On April 24, 2020, the Company issued the 1,500,000 bonus common shares that were included as non-current liabilities of $375,000 At December 31, 2019 and recognized as share-based compensation during 2019.

ii)	On May 1, 2020, the Company issued 40,000 common shares to a consultant for services rendered. 30,000 of these common shares were included as non-current liabilities of $7,500 At December 31, 2019 and recognized as share-based compensation in 2019. An additional 10,000 shares with a fair value of $2,500 was recognized in 2020.

iii)	On May 11, 2020, the Company issued 200,000 common shares at $0.25 per share for gross proceeds of $50,000.

iv)	On June 1, 2020, the Company issued 400,000 common shares at $0.25 per share for gross proceeds of $100,000.

v)	On July 8, 2020, the Company issued 750,000 common shares at CAD$0.10 per share or $56,358 related to the exercise of options. Included in subscriptions receivable At December 31, 2020 was $18,998 with respect to these option exercises, $37,360 was received in cash during 2020 and the remaining $18,998 subscription receivable was written-off in 2021.

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to Financial Statements

For the years ended December 31, 2021 and 2020

vi)	On July 28, 2020, the Company issued 250,000 common shares for services at the fair value of $62,500.

vii)	On September 14, 2020, the Company issued 650,000 common shares at $0.50 per share for gross proceeds of $325,000. Included in subscriptions receivable At December 31, 2020 was $25,000 with respect to this financing. The amount was received in January 2021.

viii)	On October 14, 2020, the Company issued 275,000 common shares at $0.50 per share for gross proceeds of $137,500. Included in subscriptions receivable At December 31, 2020 is $12,500 with respect to this financing. The amount was received in January 2021.

ix)	On November 17, 2020, the Company issued 182,560 common shares at $2.00 per share for gross proceeds of $365,120.

The Company incurred share issuance costs of $25,000 in respect of the share transactions during the year ended December 31, 2020.

c)	Stock options:

The Company has granted stock options under the terms of its Stock Option Plan (the “Plan”). The Plan provides that the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers of the Company on terms that the directors of the Company may determine are within the limitations set forth in the Plan. The maximum number of shares available under the Plan is limited to 15% of the issued common shares. The maximum term of stock options is ten years. All stock options vest on the date of grant, unless otherwise stated. At December 31, 2021, the Company had 1,148,943 stock options available for grant pursuant to the Plan (2020 – 2,582,184). Forfeitures are accounted for as they occur.

The Plan is administered by the Board of Directors. At the discretion of the Board of Directors, the Company may from time to time grant options to permitted consultants for services rendered, in lieu of cash payments. The option price is set by the Board of Directors on the date of the grant. The Board of Directors determine the vesting periods.

Changes in stock options during the years ended December 31, 2021 and 2020 were as follows:

	Number Outstanding #	Weighted Average Exercise Price
Balance outstanding at December 31, 2019	1,350,000	$0.15
Granted	1,500,000	0.25
Exercised	(750,000)	0.08

Balance outstanding at December 31, 2020	2,100,000	$0.36
Granted	275,000	2.00
Exercised	(600,000)	0.25

Balance outstanding and exercisable at December 31, 2021	1,775,000	$0.68

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to Financial Statements

For the years ended December 31, 2021 and 2020

Summary of stock options outstanding at December 31, 2021:

	Number Outstanding and Exercisable #	Exercise Price $	Expiry Date	Remaining Contractual Life (Years)
Stock options	(1)400,000	$0.25	June 30, 2022	0.50
Stock options	1,100,000	$0.50	Sept 14, 2022	0.70
Stock options	200,000	$2.00	February 1, 2023	1.09
Stock options	25,000	$2.00	October 26, 2023	1.82
Stock options	50,000	$2.00	December 3, 2023	1.92

(1)	Subsequent to December 31, 2021, these stock options were exercised for proceeds of $100,000.

During the year ended December 31, 2021, 600,000 options with an exercise price of $0.25 per common share were exercised. The total intrinsic value for stock options exercised in 2021 was $1,050,000 (2020 - $131,142). The intrinsic value of stock options exercisable and outstanding at December 31, 2021 was $2,350,000 (2020 - $3,400,000) and is based upon cash sales of common shares.

During the year ended December 31, 2021, the Company recorded share-based payments in the statement of operations of $287,886 (2020 - $340,134) with respect to stock options relating to consulting services and marketing services. The weighted average fair value of stock options granted during year ended December 31, 2021 and 2020 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2021	2020
Share price	$2.00	$0.43
Exercise price	$2.00	$0.43
Risk-free interest rate	0.61%	0.28%
Expected life	2.0 years	2.0 years
Expected volatility*	100%	100%
Expected dividends	Nil	Nil

*	Based upon management’s estimate of peer group volatility.

d)	Warrants:

Changes in warrants during the years ended December 31, 2021 and 2020 are as follows:

	Number Outstanding	Weighted Average Exercise Price
Balance outstanding and exercisable at December 31, 2020 and 2019	1,200,000	$0.25
Exercised	(500,000)	$0.25

Balance outstanding and exercisable at December 31, 2021	700,000	$0.25

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to Financial Statements

For the years ended December 31, 2021 and 2020

Summary of warrants outstanding at December 31, 2021:

	Number Outstanding and Exercisable	Exercise Price	Expiry Date	Remaining Contractual Life (Years)
Warrants	700,000	$0.25	July 11, 2024	2.53

e)	Commitment to issue shares:

On November 12, 2021, the Company completed a financing of 37,500 common shares at $2.00 for gross proceeds of $75,000. At December 31, 2021, the common shares had not yet been issued and were included in Commitment to Issue Common Shares. The common shares were issued on January 24, 2022.

On December 31, 2021, the Company completed a financing of 12,500 common shares at $2.00 for gross proceeds of $25,000. At December 31, 2021, the common shares had not yet been issued and were included in Commitment to Issue Common Shares. The common shares were issued on January 18, 2022.

On December 31, 2021, the Company complete a financing of 75,000 common shares at $2.00 for gross proceeds of $150,000. At December 31, 2021, the common shares had not yet been issued and were included in Commitment to Issue Common Shares. The common shares were issued on January 18, 2022.

These amounts are included in non-current liabilities at December 31, 2021.

6.	INCOME TAXES

The Company recognizes deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes, as appropriate. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate future taxable income.

Significant components of the Company’s deferred tax assets and liabilities for federal income taxes as of December 31, 2021 and 2020 are as follows:

	2021	2020
Deferred tax assets:
Deferred tax asset from net operating loss carryforward	$1,374,935	$437,507
Share-based compensation	60,456	134,867
Accrual to cash tax adjustment	(112,177)	51,427
Valuation allowance	(1,323,214)	(623,801)

Net deferred income tax assets	$-	$-

15

Armm Inc. (formerly known as Veritransfer Inc.)

Notes to Financial Statements

For the years ended December 31, 2021 and 2020

A reconciliation of the income tax provision (benefit) computed at statutory rates to the reported income tax provision for the years ended December 31, 2021 and 2020 is as follows:

	2021	2020
Statutory tax rate	21%	21%

Book loss before income taxes	$2,408,778	$1,377,982

Provisions (benefit) computed using the statutory rate:	505,843	289,376
Increase (decrease) in income tax recovery resulting from:
Permanent differences and other	9,452	27,556
Change in valuation allowance	(699,413)	(316,932)

Income tax provision (benefit)	$(184,118)	$-

The income tax benefit for 2021 as was due to increased tax windfall benefits from stock-based compensation transactions that had occurred during the year.

At December 31, 2021, the Company has accumulated net operating losses of approximately $6,500,000 (2020 - $2,400,000) which are available to carryforward and offset future years’ taxable income. As a result of tax legislation enacted in the U.S. at the end of 2017, net operating losses arising in tax year beginning after December 31, 2017 can be carried forward indefinitely instead of 20 years and carrybacks are no longer permitted. However, the net operating loss carryforward is limited and can only offset 80% of taxable income.

At December 31, 2021, and 2020, the Company did not have any unrecognized tax benefits. The Company recognizes penalties and interest from income tax matters in its statement of operations. The Company currently has no federal tax examinations in progress nor has it had any federal examinations since its inception. The Company is subject to U.S. federal and state income tax examination for tax years 2019 and forward. Tax returns for years prior to 2018 may remain open with respect to net operating loss carryforwards that are utilized in a later year, as tax attributes from prior years can be adjusted during an audit of a later year.

7.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events, as defined by ASC 855, formerly SFAS 165, Subsequent Events, through the date that the financial statements are issued, April 29, 2022.

Subsequent to December 31, 2021:

i)	On January 18, 2022 and January 24, 2022, the Company issued an aggregate of 125,000 common shares to settle the $250,000 of commitment to issue shares recorded at December 31, 2021.

ii)	On January 27, 2022, the Company granted 50,000 stock options to a consultant at an exercise price of $2.00 per share up to January 27, 2024.

iii)	On February 2, 2022, the Company issued 150,000 common shares for services at the fair value of $300,000.

iv)	On February 11, 2022, 400,000 stock options were exercised at $0.25 per share for proceeds of $100,000.

v)	On February 16, 2022, the Company granted 25,000 stock options to a consultant at an exercise price of $2.00 per share up to February 16, 2024.

vi)	On February 25, 2022, the Company granted 500,000 stock options to directors at an exercise price of $2.00 per share up to February 25, 2024.

vii)	On April 11, 2022 the Company granted 50,000 stock options to a director at an exercise price of $2.00 per share up to April 11, 2024.

Item 8. Exhibits

2.1	Articles of Incorporation**
2.2	Bylaws**
4.1	Form of Subscription Agreement**
6.1	Stock Option Plan**
6.2	Dalmore Broker-Dealer Agreement**
6.3	Business Advisory and Fractional CFO Engagement Letter for Ralph Proceviat**

** Previously filed as an exhibit to the Company’s Form 1-A

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Henderson, Nevada on April 29, 2022.

ARMM INC.

By: /s/ Mark Lawson, President & Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

By:	/s/ Mark Lawson President & Director Armm Inc.
April 29, 2022

By:	/s/ Ralph Proceviat Chief Financial Officer
Armm Inc.
April 29, 2022

By:	/s/ Nico Civelli
Director
Armm Inc.
April 29, 2022